Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

RESIGNATION OF COMPANY SECRETARY,

APPOINTMENT OF JOINT COMPANY SECRETARIES,

CHANGE OF AUTHORISED REPRESENTATIVE

AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND

8.17 OF THE LISTING RULES

RESIGNATION OF COMPANY SECRETARY, APPOINTMENT OF JOINT COMPANY SECRETARIES AND CHANGE OF AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces that due to re-arrangement of work, Mr. Xie Bing (‘‘Mr. Xie’’) has resigned as the company secretary of the Company and has ceased to act as an authorised representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from 22 September 2022. Mr. Xie has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the Stock Exchange and the shareholders of the Company.

The Board is pleased to announce that, following the resignation of Mr. Xie, Mr. Chen Wei Hua (“Mr. Chen”) and Dr. Liu Wei (“Dr. Liu”) have been appointed as the joint company secretaries of the Company (the “Joint Company Secretaries”, and each a “Joint Company Secretary”) with effect from 22 September 2022. Mr. Chen has also been appointed as the authorised representative of the Company pursuant to Rule 3.05 of the Listing Rules with effect from 22 September 2022.

The biographical details of Mr. Chen and Dr. Liu are set out below:

Mr. Chen

Mr. Chen, aged 55, graduated from the School of Law of Peking University with a bachelor’s degree in Law and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Chen is an economist, a qualified lawyer in the People’s Republic of China (the “PRC”), a qualified corporate legal counselor and a member of the Chinese Communist Party. Mr. Chen began his career in July 1988. He successively served as the Deputy Director of the Legal Department of China Southern Airlines (Group) Corporation, and the Deputy Director of the Office (Director of the Legal Division) of the Company and of China Southern Airlines (Group) Corporation. Since June 2004, Mr. Chen has been the Chief Legal Adviser of the Company and the Director of the Legal Division of the Company. Since October 2008, Mr. Chen has been the Chief Legal Adviser of the Company and the General Manager of the Legal Division of the Company. Since April 2017 and as at the date of this announcement, Mr. Chen has served as the Chief Legal Adviser of the Company. Mr. Chen also currently acts as a director of the board of Xiamen Airlines Company Limited.

Dr. Liu

Dr. Liu, aged 65, graduated from the Northwest University of China, the China University of Political Science and Law and the University of Cambridge with a bachelor’s degree in Chinese literature, a master’s degree in law and a Ph.D. in Law, respectively. Dr. Liu also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as the Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and in England. Dr. Liu is currently a partner of Jingtian & Gongcheng LLP and has extensive experience in providing effective and commercially-valuable legal services for market-leading enterprises relating to corporate finance, listing, regulatory and compliance matters. During the period from 26 November 2007 to 20 July 2015, Dr. Liu acted as a Joint Company Secretary.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Listing Rules, an issuer must appoint a company secretary who satisfies the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that an issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of a company secretary by virtue of his/her academic or professional qualifications or relevant experience.

Mr. Chen currently does not possess the qualifications of a company secretary as required under Rules 3.28 and 8.17 of the Listing Rules. However, the Company considers that Mr. Chen is capable of discharging the functions of a Joint Company Secretary by virtue of his knowledge, qualifications and experience. Therefore, the Company has applied for, and the Stock Exchange has granted a waiver (the “Waiver”) to the Company from strict compliance with the requirements for the qualifications of a company secretary under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the date of appointment of Mr. Chen as a Joint Company Secretary (the “Waiver Period”) on the condition that:

(i)	Mr. Chen must be assisted by Dr. Liu during the Waiver Period; and

(ii)	the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek the confirmation from the Stock Exchange that Mr. Chen, having had the benefit of Dr. Liu’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 such that a further waiver will not be necessary.

The Waiver applies to this case only. The Stock Exchange may withdraw or change the Waiver if the Company’s situation changes.

The Board would like to take this opportunity to express its gratitude to Mr. Xie for his contribution during his tenure of office, and express its welcome to Mr. Chen and Dr. Liu on their appointment as the Joint Company Secretaries.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

22 September 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

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